Exhibit 99.6

PRESS RELEASE

For immediate release

NuRAN Wireless Receives Nasdaq Approval to List on The Nasdaq Capital
Market; Trading Expected to Commence August 17, 2026 and
C$7.6 Million Financing to Close August 14, 2026

Quebec, QC, Canada, August 13, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce that it has received an approval letter from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that Nasdaq has approved the Company’s application to list its common shares on The Nasdaq Capital Market. Nasdaq has reserved the trading symbol “NUR” for the Company’s common shares, and the anticipated date of initial trading on Nasdaq is Monday, August 17, 2026. All amounts in this news release are in Canadian dollars unless otherwise indicated.

Certain administrative items remain to be completed prior to the first day of trading, including payment of the balance of the Nasdaq entry fee and the filing of the Nasdaq certification. The commencement of trading on Nasdaq remains subject to the completion of those items and to the Company continuing to satisfy all applicable Nasdaq listing requirements. No assurance can be provided that trading will commence on August 17, 2026 or at all.

Management Commentary

“This is a defining moment for NuRAN,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “Listing on Nasdaq opens our story to the deepest capital market in the world and to investors who understand that connecting underserved communities across Africa is both a profound social imperative and a compelling commercial opportunity. We have built a real operating business, met rigorous Canadian disclosure standards and reached a major regulatory milestone on the path to a U.S. listing. I want to thank our shareholders, our partners and our team for their patience and their conviction.”

Closing of the C$7.6 Million Financing

Further to the Company’s news releases dated August 4, 2026 and August 6, 2026, the completion of the Company’s C$7,600,000 private placement of Series A convertible preferred shares (the “Financing”) was conditional upon the Company having received confirmation from Nasdaq that its common shares had been approved for listing and would commence trading on Nasdaq. That condition was for the exclusive benefit of the lead institutional investor in the Financing.

Following receipt of the Nasdaq approval letter, the lead investor has confirmed that the condition is satisfied and has, to the extent required, waived that condition and the requirement that trading on Nasdaq have commenced prior to closing. The lead investor has also waived, on behalf of all holders of Series A convertible preferred shares, any event of default under the terms of those shares arising from trading on Nasdaq commencing after August 14, 2026.

PRESS RELEASE

Accordingly, the Company expects to complete the Financing on Friday, August 14, 2026, prior to the commencement of trading on Nasdaq. The Company will issue a further news release upon closing.

About NuRAN Wireless

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “will,” “may,” “would,” “could,” “should” and similar expressions. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements in this news release include, without limitation, statements regarding: (i) the anticipated commencement of trading of the common shares on The Nasdaq Capital Market on August 17, 2026; (ii) the anticipated completion of the Financing on August 14, 2026 and the timing thereof; (iii) the aggregate size of the Financing, the number of preferred shares and warrants to be issued, the allocation of the subscription amount between cash and the settlement of indebtedness and accounts payable, and the number of common shares issuable on conversion; (iv) the expectation that the Financing will reduce the Company’s liabilities and increase its shareholders’ equity by approximately C$7,600,000; (v) the completion of the administrative items required prior to the first day of trading, including payment of the balance of the Nasdaq entry fee and the filing of the Nasdaq certification; (vi) the continued listing of the common shares on the CSE, OTC Markets and the Frankfurt Stock Exchange; and (vii) the Company’s business strategy, growth objectives and ability to expand its NaaS operations across Africa.

Forward-looking statements are based on the beliefs, expectations and opinions of management as of the date of this news release and on a number of assumptions, including that the Financing will close on August 14, 2026 on the terms described herein; that all subscribers will fund and complete their subscriptions; that the administrative items required by Nasdaq prior to the first day of trading will be completed in time; that Nasdaq will not withdraw its approval; that the Company will continue to satisfy all applicable Nasdaq initial and continued listing requirements; and that general economic, market and business conditions will not deteriorate.

PRESS RELEASE

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: (i) the risk that trading on Nasdaq does not commence on August 17, 2026 or at all; (ii) the risk that Nasdaq withdraws or modifies its approval, including under Nasdaq Rule 5205(e), if any information previously provided to Nasdaq becomes inaccurate or if there is a material change to such information; (iii) the risk that the Financing is not completed on the terms described herein, or at all, including as a result of the failure to satisfy or obtain a waiver of any condition of closing; (iv) the risk that the amount of indebtedness and accounts payable actually settled, and therefore the cash proceeds received by the Company and the number of preferred shares and warrants issued, differ from the amounts described herein; (v) the risk that the Company does not satisfy the continued listing requirements of Nasdaq or the CSE; (vi) dilution to holders of common shares arising from the conversion of the preferred shares, the accrual of paid-in-kind dividends thereon and the exercise of the warrants; (vii) the risk that the Company requires additional financing following completion of the Financing and that such financing is not available on acceptable terms or at all; (viii) risks relating to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, currency, counterparty and operational risks; and (ix) general economic, market and business conditions.

Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Neither Nasdaq, the CSE, nor any securities regulatory authority has approved or disapproved of the contents of this press release.